Via Facsimile and U.S. Mail
Mail Stop 6010


December 23, 2005


Mr. James W. Noyce
Chief Financial Officer
FBL Financial Group, Inc.
5400 University Ave.
West Des Moines, IA 50266

Re:	FBL Financial Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 02, 2005
	File No. 001-11917

Dear Mr. Noyce:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations for the year ended December 31, 2004





Results of Operations for the Three Years Ended December 31, 2004, page 25

1. In certain areas of the discussion you make reference to specific factors that contributed to the change from period to period. For example, please refer to your disclosure on page 26 that discusses the reasons for increases in premiums and product charges. Where applicable please provide to us, in disclosure-type format, the quantification of the individual factors, an analysis explaining the relative significance of these items and why the individual factors changed.

Contractual Obligations, page 50

2. We note you disclose your insurance liabilities net of expected reinsurance recoveries. Amounts in the table should be presented on a gross basis consistent with the legal form of the obligation. Please provide us a table presenting all obligations on a gross basis. If you wish to inform investors about recoverables, disclosure may be presented in a separate table with any necessary narrative disclosure.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 551-
3648
or Joseph Roesler, Review Accountant, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. James W. Noyce
FBL Financial Group, Inc.
December 23, 2005
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